Lilis Energy, Inc.
216 16th Street, Suite #1350
Denver, Colorado 80202

VIA EDGAR

May 11, 2016

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Attn:	Mr. H. Roger Schwall
Ms. Anuja A. Majmudar
Mr. John Hodgin
Mr. Brad Skinner Ms. Lily Dang

Re:	Lilis Energy, Inc. Registration Statement on Form S-4 Pre-Effective Amendment No. 3 File No. 333-209535

Acceleration Request

Requested Date:	May 11, 2016
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lilis Energy, Inc., a Nevada corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Pre-Effective Amendment No. 3 to its Registration Statement on Form S-4 (the “Registration Statement”) to become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”) of the Commission.

The Registrant acknowledges that:

  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  The Registrant may not assert Staff comments or the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Mr. Michael A. Hedge at (949) 623-3519.

Sincerely, LILIS ENERGY, INC.

By:	/s/ Abraham Mirman
Abraham Mirman
Chief Executive Officer

cc: Michael A. Hedge, K&L Gates LLP

      Nicholas Look, K&L Gates LLP